SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 21st July, 2005

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F_X__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               Twin Mining Corporation

                                         (Registrant)

Date July 21, 2005

       s.   Hermann Derbuch

        Chairman, President & CEO

 1 Print the name and title of the signing officer under his signature

Press Release

Toronto, July 21, 2005

Twin Mining grants option on its Abitibi Gold Properties to Stellar Pacific Ventures Inc.

Twin Mining Corporation (“Twin”) is pleased to report the granting of an option on its Abitibi Gold Properties to Stellar Pacific Ventures Inc. (“Stellar”). The option covers the prospective Normar property together with 63 north-boundary claims as well as the Malartic “H”, Malartic “H” Annex and Mouskor properties which adds up to total prospective land packages of 2,701 hectares.

The option provides Stellar with an opportunity to earn a 51% interest on Twin Mining’s Abitibi gold property package while Twin Mining focuses on bringing its 100,000 ounce a year Atlanta Gold Mine into production (see press release November 11, 2004: “Twin Mining announces positive Atlanta Gold Project Bankable Feasibility).

In order to maintain the option and to earn 51% interest Stellar shall:

-

pay Twin Mining $15,000 upon the execution of this Agreement

-

pay all annual taxes and otherwise maintain the optioned claims in good standing

-

pay to Breakwater each September1, until 2008, $25,000 in property payments

-

fund at least an aggregate of $1,900,000 in expenditures for work on or for the benefit of the Breakwater claims on or before September 1, 2008

Once Stellar has exercised the granted options, within the period provided, a joint venture will be deemed to have been formed between Twin Mining, Stellar and Breakwater. The terms of the joint venture agreement will be negotiated, prepared and finalized in accordance with the Breakwater Option. Twin Mining shall retain its rights under the Breakwater Option to acquire an additional 20% by making certain cash payments. The Breakwater Option provides also for the acquisition of the remaining 20% interest and a buyout of the residual NSR of 1.5% for $1.5 million. If Twin Mining elects not to exercise its rights under the Breakwater Option, these rights will be assigned to Stellar without further consideration.

Stellar Pacific is committed to pursue an aggressive exploration program on the Normar property where Twin Mining discovered two new mineralized areas of which at least one has potential for economic concentrations of gold. This zone has an indicated width of approximately 100 meters, a strike length of more than 500 meters and an apparent steep northerly dip (see press release January 8, 2004).

About Stellar Pacific Ventures Inc.:

A junior mining company engaging in mineral exploration and development at home and abroad. Currently Stellar has two major projects one in Quebec and one in China. Stellar is committed to exploration and development in Canada and as such is actively pursuing exploration projects and land acquisitions especially in the province of Quebec. Stellar’s head office is located in Laval, Quebec. The company is listed on the TSX Venture Exchange trading under the symbol of SPX.

About Twin Mining Corporation:

Twin Mining is a socially environmentally responsible mineral exploration and development company with two 100 per cent owned promising diamond exploration properties located in Canada’s Eastern Arctic, a gold exploration property in Quebec and a near production 100 per cent owned gold project located in Idaho, U.S.A.

For further information contact:

For Renmark Financial Communications

Hermann Derbuch, P.Eng.,                                                Cameron: tcameron@renmarkfinancial.com

Chairman, President & CEO                                              Barry Mire: bmire@renmarkfinancial.com

Tel.: (416) 777-0013   Fax: (416) 777-0014

               Media - Cynthia Lane: clane@renmarkfinancial.com

E-mail: info@twinmining.com                                           Tel.: (514) 939-3989 www.renmarkfinancial.com